UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Domicile Change, Official Name Change, and New Ticker Symbol

The board of directors and shareholders of GMEX Robotics Corporation (f/k/a Fitell Corporation) (the “Company”) approved the redomestication of the Company from the Cayman Islands to the British Virgin Islands in December 2025, and approved the change of the Company’s name from Fitell Corporation to GMEX Robotics Corporation in February 2026.

In January 2026, under such authorization, the Company changed its domicile from the Cayman Islands to the British Virgin Islands and on March 2, 2026 changed its name from “Fitell Corporation” to “GMEX Robotics Corporation.” In connection with the redomestication, a Second Amended and a Memorandum and Articles of Association under the law of the Britisth Virgin Island was adopted.

Entry into a Material Definitive Agreement.

On March 13, 2026, the Company entered into, and simultaneously consummated the initial closing transactions contemplated by, a Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which the Company agreed to sell, in one or more closings, up to an aggregate original principal amount of $2,000,000 (collectively, the “Series D Notes”), in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Private Placement”). Pursuant to the Purchase Agreement, the Company sold to the Buyer at the initial closing an aggregate of $250,000 of Series D Notes (the “Initial Series D Note”) and the Company may sell to the Buyer, subject to certain conditions contained in the Purchase Agreement, up to an additional $1,750,000 of Series D Notes (the “Additional Notes”) as to be mutually agreed between the Company and the Buyer. At any time after the issuance, the Buyer may convert the Initial Series D Note into Class A ordinary shares of the Company (“Ordinary Shares”) at an initial conversion price of $3.00 per share, subject to adjustment as set forth in the Initial Series D Notes (the “Conversion Price”). Interest will be payable monthly under the Series D Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date in Ordinary Shares (the “Interest Shares”) in an amount equal to the interest payable on such Interest Date divided by the Conversion Price then in effect, so long as there has been no Equity Conditions Failure (as defined in the Notes); provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares.

The Series D Notes contain customary Events of Default (as defined therein) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Series D Notes will be due on the Maturity Date (as defined in the Series D Notes) unless earlier converted or repaid.

In connection with the Purchase Agreement, the Company entered into a security and pledge agreement (“Security Agreement”) in favor of the Buyer, as collateral agent. The Company’s obligations under the Series D Notes are secured by a first priority lien on substantially all the Company’s tangible and intangible assets (including crypto collateral), subject to the terms of certain intercreditor agreements and excepting certain assets the holder has agreed to exclude from the collateral, subject to certain limitations (the “Collateral”). The Series D Notes rank pari passu with the Company’s existing and future Series A Notes (and any Series B Notes hereafter issued) subject to the terms of the intercreditor agreements, which provide, among other things, that: (a) the holders of the Series A Notes and Series D Notes (the “Series A and D Noteholders”) shall have a first-priority lien (superior to the lien of the holder of the Series C Notes) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series A Notes and Series D Notes (the “A/D Notes”) and subject to the control of the collateral agent for the holders of the A/D Notes; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the A/D Notes prior to the application of such proceeds to the repayment of the obligations evidenced by the Series C Notes; (b) the holders of the Series C Notes shall have a first-priority lien (superior to the lien of the Series A and D Noteholders) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series C Notes and subject to the control of the collateral agent for the holders of the Series C Notes; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series C Notes prior to the application of such proceeds to the repayment of the obligations evidenced by the A/D Notes; and (c) the Series A and D Noteholders and holders of the Series C Notes shall have a pari passu first-priority lien on all other Collateral not covered by the foregoing clause (a) and (b), and the proceeds of such Collateral shall be applied to the obligations evidenced by the A/D Notes and the Series C Notes on a pro rata basis.

The Buyer will not have the right to convert any portion of the Series D Notes, to the extent that, after giving effect to such conversion, the Buyer (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Ordinary Shares of the Company outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, the Buyer, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The Buyer does not have any registration rights with respect to the Private Placement. The Ordinary Shares underlying the Series D Notes (the “Underlying Shares”) have not been registered for resale under the Securities Act of 1933, as amended (the “1933 Act”) and the Company is not under any obligation to register the Underlying Shares for resale by the Buyer. Accordingly, the Underlying Shares may not be offered for sale, sold, assigned or transferred by the Buyer unless (x) such Underlying Shares are subsequently registered for resale pursuant to an effective registration statement, (y) such Underlying Shares may be sold, assigned or transferred pursuant to an exemption from such registration, or (z) such Underlying Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto).

Pursuant to the Purchase Agreement, the Company was granted a waiver of the obligation to file the resale registration statement relating to the shares underlying the September Additional Notes (as defined in the Purchase Agreement) until the 90th calendar day after the Additional Closing Date (as defined in the September RRA (as defined in the Purchase Agreement)) of such September Additional Note and (y) the Effectiveness Deadline (as defined in the September RRA) such applicable Registration Statement shall be extended from February 20, 2026 to the 90th calendar day after the Filing Deadline with respect to such September Additional Note

The offer and sale to the Buyer of the Notes, as well as the Ordinary Shares issuable upon conversion of or in payment of interest on the Series D Notes, was made and will be pursuant to the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act, and Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.

The foregoing descriptions of the Purchase Agreement, Series D Note, and Pledge and Security Agreement are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, form of Note and form of Security Agreement, copies of which are filed as 10.1, 10.2, and 10.3, respectively, hereto and are incorporated herein by reference.

This report on Form 6-K and the attached exhibits are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333- 284232), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement.
10.2	Form of Series D Note.
10.3	Form of Pledge and Security Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)